 News Release

YAMANA DECLARES COMMERCIAL PRODUCTION AT CHAPADA

Toronto, Ontario, February 12, 2007 - YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE (AIM): YAU) is very pleased to announce that it has declared commercial production at its Chapada mine effective February 11, 2007. Chapada is Yamana’s flagship operation, located in the state of Goias, Brazil. The Chapada mine and processing facilities were constructed in less than two years following receipt of a positive feasibility study in June 2004 and the start of construction in November 2004. The processing of ore at Chapada began in late November 2006 and the mine has been operating above design specifications since start up of operations.

Chapada produced over 16,000 tonnes of concentrate in January 2007 increasing from approximately 11,000 tonnes of concentrate produced to the end of December 2006 and is expected to produced over 210,000 tonnes of concentrate this year, being its first full year of operations. Commercial production is a major milestone for a mine. It is the point at which a mine is performing at or above design specifications and after which operations are expected to continue according to mine plan and to generate mine operating profit. Once commercial production is declared, a mine’s operating performance is reflected in financial results from operations. As none of the concentrate produced in January has been sold before commercial production, all of the revenue from that production will be treated as revenue once it is sold.

Yamana is also pleased to announce that its first overseas shipment of concentrate is in progress. A total of 10,800 tonnes of the concentrate produced to date is in transport. As the mine is now in commercial production, all the revenue from that shipment, and henceforth future shipments, will be recognized in Yamana’s operating results. Total metal content in this shipment alone is approximately 6.7 million pounds of copper and 9,300 ounces of gold. As Yamana applies by-product credits to gold production, the copper content in this shipment will be applied as a credit to Q1 cash operating costs per ounce of gold produced in Q1. The copper content in this shipment represents a reduction in cash costs per ounce of gold expected to be produced at all of Yamana’s mines in Q1 of approximately US$100 per ounce. Going forward, cash operating costs for the Company will be reported net of copper by-product credits.

“This is one of the most significant milestones for our Company to date”, said Peter Marrone, President and CEO of Yamana. “Now that Chapada has entered its commercial production phase, Yamana takes a major step forward in becoming a company delivering significant earnings and cashflow. It is another aspect of financial maturity that the Company has achieved in a very short time frame. We now look forward to optimizing output and cashflows from Chapada to make it an even better mine than it is today.”

The Chapada mine undertook scheduled maintenance and modifications in early February and the decision to declare commercial production was based on, among other factors, the production in December, January and to date in February, the ramp up of operations since start up in November, the processing of ore at or above feasibility study levels for this stage of operations, the successful implementation of modifications to improve instrumentation and calibration at the plant, the successful restart of the plant after these modifications were completed, and the level of production after restarting the plant. In January, the plant operated at an average of 2,000 tonnes of ore processed per hour, and since these modifications has been operating at the same rate producing as an average approximately 600 tonnes of concentrate per day. This is substantially above expected production levels at this stage of operations.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana is producing gold at intermediate company production levels in addition to significant copper production. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in Latin America.

For further information, contact

Peter Marrone President & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “forward-looking information” under applicable Canadian securities laws. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include possible variations in ore grade or recovery rates, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.